SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 4)*

ESPERION THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29664W105

(CUSIP Number)

Larry Randall

Alta Partners

One Embarcadero Center, Suite 3700

San Francisco, CA 94111

(415) 362-4022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 pages)

———————

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29664W105	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Alta Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 631,204 (a)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 631,204 (a)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 631,204 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% (b)
14	TYPE OF REPORTING PERSON (see instructions) PN

(a) Alta Partners VIII, L.P. (“AP VIII”) has sole voting and dispositive control over 559,967 shares of common stock (“Common Stock”) and 71,237 shares of Common Stock issuable upon exercise of warrants (“Common Stock Warrants”) of Esperion Therapeutics, Inc. (the “Issuer”), except that Alta Partners Management VIII, LLC (“APM VIII”), the general partner of AP VIII, and Farah Champsi (“Champsi”), Daniel Janney (“Janney”), and Guy Nohra (“Nohra”), directors of APM VIII, may be deemed to share dispositive and voting power over such stock.

b)	The percentage set forth in row (13) is based on the sum of (i) 26,197,749 outstanding shares of Common Stock as of November 1, 2017, as disclosed in the Issuer’s report on Form 10-Q for the period ended September 30, 2017, filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2017, and (ii) immediately exercisable Warrants to purchase 71,237 shares of Common Stock.

CUSIP No. 29664W105	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Alta Partners Management VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 631,204 (c)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 631,204 (c)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 631,204 (c)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% (d)
14	TYPE OF REPORTING PERSON (see instructions) OO

(c) APM VIII is the general partner of AP VIII and shares voting and dispositive power over the shares of Common Stock and the shares of Common Stock issuable upon the exercise of the Common Stock Warrants held by AP VIII.

(d) The percentage set forth in row (13) is based on the sum of (i) 26,197,749 outstanding shares of Common Stock as of November 1, 2017, as disclosed in the Issuer’s report on Form 10-Q for the period ended September 30, 2017, filed with the SEC on November 7, 2017, and (ii) immediately exercisable Warrants to purchase 71,237 shares of Common Stock.

CUSIP No. 29664W105	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Farah Champsi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF	7	SOLE VOTING POWER 38,486
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 631,204 (e)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 38,486
WITH	10	SHARED DISPOSITIVE POWER 631,204 (e)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 669,690 (e)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (f)
14	TYPE OF REPORTING PERSON (see instructions) IN

(e) Champsi is a director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock and the shares of Common Stock issuable upon exercise of the Common Stock Warrants held by AP VIII.

(f) The percentage set forth in row (13) is based on the sum of (i) 26,197,749 outstanding shares of Common Stock as of November 1, 2017, as disclosed in the Issuer’s report on Form 10-Q for the period ended September 30, 2017, filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2017, and (ii) immediately exercisable Warrants to purchase 71,237 shares of Common Stock.

CUSIP No. 29664W105	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Daniel Janney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF	7	SOLE VOTING POWER 80,957 (g)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 631,204 (h)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 80,957 (g)
WITH	10	SHARED DISPOSITIVE POWER 631,204 (h)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,161 (g)(h)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (i)
14	TYPE OF REPORTING PERSON (see instructions) IN

(g) Includes (i) 7,020 shares of Common Stock held by a trust of which Janney is the trustee; (ii) 42,471 shares of Common Stock issuable upon exercise of stock options within 60 days of December 20, 2017; and (iii) 31,466 shares of Common Stock held by Alta Bioequities, L.P. Alta Bioequities Management, LLC is the general partner of Alta Bioequities, L.P. Janney is the Managing Director of Alta Bioequities Management, LLC and may be deemed to have voting and investment power over the shares owned by Alta Bioequities, L.P.

CUSIP No. 29664W105	13D	Page 6 of 11 Pages

(h) Janney is a director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock and the shares of Common Stock issuable upon exercise of the Common Stock Warrants held by AP VIII.

(i) The percentage set forth in row (13) is based on the sum of (i) 26,197,749 outstanding shares of Common Stock as of November 1, 2017, as disclosed in the Issuer’s report on Form 10-Q for the period ended September 30, 2017, filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2017, (ii) immediately exercisable Warrants to purchase 71,237 shares of Common Stock; and (iv) options to purchase 42,471 shares of Common Stock exercisable within 60 days of December 20, 2017.

CUSIP No. 29664W105	13D	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON Guy Nohra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF	7	SOLE VOTING POWER 12,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 631,204 (j)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 12,000
WITH	10	SHARED DISPOSITIVE POWER 631,204 (j)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 643,204 (j)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% (k)
14	TYPE OF REPORTING PERSON (see instructions) IN

(j) Nohra is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock and the shares of Common Stock issuable upon exercise of the Common Stock Warrants held by AP VIII.

(k) The percentage set forth in row (13) is based on the sum of (i) 26,197,749 outstanding shares of Common Stock as of November 1, 2017, as disclosed in the Issuer’s report on Form 10-Q for the period ended September 30, 2017, filed with the SEC on November 7, 2017, and (ii) immediately exercisable Warrants to purchase 71,237 shares of Common Stock.

CUSIP No. 29664W105	13D	Page 8 of 11 Pages

Explanatory Note.

This Amendment No. 4 to Schedule 13D s being filed to amend the statement on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of Esperion Therapeutics, Inc., a Delaware corporation (the “Issuer”), as initially filed with the SEC on July 11, 2013 and amended on October 22, 2014, February 20, 2015 and March 27, 2017 (as amended, the “Original Schedule 13D”). This Schedule 13D/A is being filed to report the distribution in kind of 800,000 shares of Common Stock held by AP VIII on a pro rata basis to its partners. The Original Schedule 13D is hereby amended and supplemented as detailed below and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On December 20, 2017, Alta VIII distributed in kind 800,000 shares of Common Stock on a pro rata basis, for no additional consideration, to its partners, including APM VIII, its general partner, which immediately distributed all shares that it received to its members on a pro rata basis for no additional consideration.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b) The following information is presented as of December 20, 2017:

Reporting Person	Shares Held Directly (1)	Warrants Held Directly	Exercisable Stock Options	Sole Voting Power	Sole Dispositive Power	Shared Voting/ Dispositive Power (1)	Beneficial Ownership	Percent of Class (2)
AP VIII	559,967	71,237	0	631,204	631,204	0	631,204	2.4%
APM VIII	0	0	0	0	0	631,204	631,204	2.4%
Janney (3)	38,486	0	42,471	80,957	80,957	631,204	712,161	2.7%
Nohra	12,000	0	0	12,000	12,000	631,204	643,204	2.4%
Champsi	38,486	0	0	38,486	38,486	631,204	660,690	2.5%

(1) Janney, Nohra and Champsi serve as directors of APM VIII, which serves as the general partner of AP VIII. APM VIII owns no securities of the Issuer directly. Janney, Nohra and Champsi share voting and investment control over the shares owned by AP VIII and may be deemed to beneficially own the shares held by AP VIII.

(2) Please refer to the footnotes on the cover pages herein.

(3) Janney’s ownership includes (i) shares issuable upon exercise of a stock option for 42,471 shares of Common Stock and is exercisable within 60 days of December 20, 2017; (ii) 7,020 shares owned by a trust of which Janney is the trustee; and 31,466 Shares owned by Alta Bioequities, L.P.

CUSIP No. 29664W105	13D	Page 9 of 11 Pages

(c) On December 20, 2017, Alta VIII distributed in kind 800,000 shares of Common Stock on a pro rata basis, for no additional consideration, to its partners, including APM VIII, its general partner, which immediately distributed all shares that it received to its members on a pro rata basis for no additional consideration. By virtue of the foregoing distribution, the following Reporting Persons received an aggregate of 74,932 shares of Common Stock:

Reporting Persons	Number of Shares Distributed
Daniel Janney (1)	31,466
Guy Nohra	12,000
Farah Champsi	31,466
Total:	74,932

(1) Shares were received and are owned directly by Alta Bioequities, L.P. Alta Bioequities Management, LLC is the general partner of Alta Bioequities, L.P. Janney is the Managing Director of Alta Bioequities Management, LLC and may be deemed to have voting and investment power over the shares owned by Alta Bioequities, L.P.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities being reported on herein on December 20, 2017.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Statement.

CUSIP No. 29664W105	13D	Page 10 of 11 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2017

Alta Partners VIII, L.P.	Alta Partners Management VIII, LLC
By: Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

/s/ Farah Champsi
Farah Champsi

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra

CUSIP No. 29664W105	13D	Page 11 of 11 Pages

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D/A is filed on behalf of each of us.

Date: December 29, 2017

Alta Partners VIII, L.P.	Alta Partners Management VIII, LLC
By: Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

/s/ Farah Champsi
Farah Champsi

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra